

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2013

Via E-mail
Ms. Lourdes A. Leon Guerrero
President and Chief Executive Officer
BankGuam Holding Company
111 West Chalan Santo Papa
Hagatna, Guam 96910

> **Re: BankGuam Holding Company**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 21, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 10, 2013**
> **File No. 000-54483**

Dear Ms. Guerrero:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 9A. Controls and Procedures

Management's Assessment of Internal Control over Financial Reporting, page 40

1. We note your disclosure that as of December 31, 2012, there was no control deficiency or aggregation of deficiencies that constituted a material weakness. Please confirm whether your internal control over financial reporting was effective as of December 31, 2012 in accordance with Item 308(a)(3) of Regulation S-K and revise your future filings accordingly.

Schedule 14A, filed April 10, 2013

Beneficial Ownership of Common Stock, page 2

2. Consistent with Item 403, please explain to us the reason for the difference in your disclosure on page 4 on which you disclose that Lourdes A. Leon Guerrero is the beneficial owner of over 45.34% of your common stock with your disclosure on page 4 that states that she is the beneficial owner of less than 1%.

Board of Directors, page 5

3. We note that the person serving as your Chair of the Board, President and Chief Executive Officer has the same last name as the person serving as your Vice Chairman of the Board, Executive Vice President and Chief Operating Officer as well as another person serving as a director. Please tell us whether any of the Leon Guerrero's has a family relationship to any other officer or director of BankGuam. Based upon your response, revise future filings to provide the disclosure required by Item 401(d) of Regulation S-K.

Transactions with Related Persons, page 22

4. Please confirm for us that any loans outstanding to directors, officers and their affiliates involved more than the normal risk of collectability or present other unfavorable features. Please refer to Instruction 4(c)(iii) to Item 404(a) of Regulation S-K. Please make conforming changes to future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Lourdes A. Leon Guerrero
BankGuam Holding Company
September 25, 2013
Page 3

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb, Staff Attorney, at (202) 551-3416 or Chris Windsor, Special Counsel, at (202) 551-3419 with any other questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief